Exhibit 4.3
NEW HOLDING COMPANY GUARANTEE
From and after the date hereof, Labcorp Holdings Inc., a Delaware corporation (“New Holding Company”), unconditionally and irrevocably guarantees (the “Guarantee”) to each Securityholder of a Security authenticated and delivered by the Trustee, and to the Trustee and its successors and assigns, the due and punctual payment of the principal of, premium, if any, and interest on the Securities, subject to any applicable grace period, whether at stated maturity, by acceleration or otherwise, and the due and punctual performance of all other obligations of Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), to the Securityholders or the Trustee under the Indenture in accordance with the terms hereof and thereof. New Holding Company hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity or enforceability of the Securities or the obligations of the Company under the Indenture, the absence of any action to enforce the same, the recovery of any judgment against the Company or any other obligor with respect to the Indenture or the Securities, any action to enforce the same or any other circumstances (other than complete performance) which might otherwise constitute a legal or equitable discharge or defense of a guarantor; provided, however, that nothing contained herein shall be constituted to be a waiver by New Holding Company of presentment or demand of payment or notice to New Holding Company with respect to the Securities and the obligations evidenced thereby or hereby. New Holding Company further waives any right of set-off or counterclaim it may have against registered owners of the Securities arising from any other obligations of New Holding Company that any such registered owners may have. New Holding Company covenants that this Guarantee will not be discharged except by complete performance of the obligations contained in the Indenture, the Securities and in this Guarantee.
New Holding Company shall be subrogated to all rights of the registered owners of the Securities in respect of any amounts paid by New Holding Company pursuant to the provisions of this Guarantee; provided, however, that New Holding Company shall be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation only after the principal of, premium, if any, and interest on the Securities and all other amounts owed to the registered owners of the Securities hereunder have been paid in full.
This Guarantee shall continue to be effective or reinstated, as the case may be, if at any time any payment of the principal of, premium, if any, or interest on the Securities or any other amounts owed to the registered owners of the Securities hereunder or thereunder is rescinded or must otherwise be returned by such registered owners upon the insolvency, bankruptcy or reorganization of New Holding Company, the Company or otherwise, all as though such payment had not been made. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Seventeenth Supplemental Indenture, of which this Guarantee forms a part.

IN WITNESS WHEREOF, New Holding Company has caused this instrument to be duly executed as of the 17th day of May, 2024.

LABCORP HOLDINGS INC.
By:	/s/ Glenn A. Eisenberg
Name: Glenn A. Eisenberg
Title: Executive Vice President and Chief Financial Officer